Exhibit 99.3

FORM OF
LETTER TO BROKERS, DEALERS, BANKS
AND OTHER NOMINEE HOLDERS
ION Geophysical corporation

Rights to Purchase (i) 8.00% Senior Secured Second Priority Notes due 2025,

(ii) Shares of Common Stock, or (iii) some combination thereof

Offered Pursuant to Rights Distributed to Stockholders of
ION Geophysical Corporation

February [•], 2021

To Brokers, Dealers, Banks, and Other Nominees:

This letter is being distributed to brokers, dealers, banks, and other nominees in connection with the rights offering (the “Rights Offering”) by ION Geophysical Corporation (“ION”) of non-transferable subscription rights (the “Rights”) to subscribe for and purchase (i) 8.00% Senior Secured Second Priority Notes due 2025 (the “Notes”), (ii) shares of ION’s common stock (the “Common Stock”), or (iii) some combination thereof, distributed to all holders of record (the “Recordholders”) of shares of ION Common Stock, par value $0.01 per share (the “Common Stock”), at 5:00 p.m., New York Time, on February [●], 2021 (the “Record Date”). The Rights and the Notes are described in the prospectus dated January 29, 2021 (the “Prospectus”).

In the Rights Offering, ION is offering up to an aggregate of $[52,500,000] principal amount of Notes in minimum denominations and integral multiples of $100 and the Common Stock only being issued in whole shares, (the “Subscription Price”), as described in the Prospectus.

The Rights will expire, if not exercised prior to 5:00 p.m., New York Time, on March [●], 2021, unless extended (the “Expiration Time”). The Rights will cease to have any value at the Expiration Time.

As described in the accompanying Prospectus, each beneficial owner of shares of Common Stock is entitled to one Right for each share of Common Stock owned by such beneficial owner at 5:00 p.m., New York Time, on the Record Date, evidenced by a non-transferable subscription rights certificate (the “Rights Certificate”) registered in the Recordholder’s name or its nominee. Each Right entitles the holder to purchase $3.34 principal amount of Notes or 1.3 shares of Common Stock at a price of $2.57 per share (the “Basic Subscription Right”).

Stockholders who fully exercise their Basic Subscription Rights will be entitled to subscribe for additional principal amounts of Notes and Common Stock that remain unsubscribed as a result of unexercised Basic Subscription Rights, subject to proration as described in the Prospectus, (the “Over-Subscription Privilege”). The Backstop Parties (as defined in the Prospectus) will only participate in the Over-Subscription Privilege to the extent the other stockholders do not subscribe for and purchase all of the available Notes or Common Stock in the Over-Subscription Privilege, and then only to such amount as will result in in net proceeds to the Company of at least $[●] million. Stockholders must fully exercise their Basic Subscription Right to be entitled to purchase Notes or Common Stock pursuant to the Over-Subscription Privilege.

Any excess subscription payments received (including payments related to exercise of Basic Subscription Rights and payments related to the Over-Subscription Privilege) by the Subscription Agent will be returned, without interest or penalty, as soon as practicable following the closing of the Rights Offering.

ION is asking persons who hold shares of Common Stock beneficially and who have received the Rights distributable with respect to those shares through a broker, dealer, bank, or other nominee, as well as persons who hold certificates of Common Stock directly and prefer to have such institutions effect transactions relating to the Rights on their behalf, to contact the appropriate institution or nominee and request it to effect the transactions for them. In addition, ION is asking beneficial owners who wish to obtain a separate Rights Certificate to contact the appropriate nominee as soon as possible and request that a separate Rights Certificate be issued.

If you exercise Subscription Rights on behalf of beneficial owners, you will be required to certify to ION and [●] (the “Subscription Agent”), in connection with such exercise, as to the aggregate amount of Rights that have been exercised pursuant to the Basic Subscription Rights and the Over-Subscription Privilege, and whether the subscription rights of each beneficial owner of Rights on whose behalf you are acting has been exercised in full.

Brokers, dealers, banks and other nominees exercising rights on behalf of beneficial owners in Arizona are required to make representations as to the principal amount of Underlying Notes subscribed for by Arizona residents that are not a bank, a savings institution, a trust company, an insurance company, an investment company as defined in the Investment Company Act of 1940, a pension or profit sharing trust or other financial institution or institutional buyer or a dealer.

We are asking you to contact your clients for whom you hold shares of Common Stock registered in your name or in the name of your nominee to obtain a completed Beneficial Owner Election Form with respect to the Rights.

Enclosed are copies of the following documents:

(1)	Letter to Stockholders who are Recordholders of ION Geophysical Corporation;

(2)	Prospectus; and

(3)	Beneficial Owner Election Form.

All commissions, fees and other expenses (other than fees and expenses of the Subscription Agent) incurred in connection with the exercise of the Rights will be for the account of the holder of the Rights, and none of such commissions, fees or expenses will be paid by Forbes or the Subscription Agent.

Your prompt action is requested. To exercise the Rights, you should deliver the properly completed and signed Rights Certificate, with payment of the Subscription Price in full for (i) the principal amount of Notes subscribed for pursuant to the Basic Subscription Right and (ii) any additional principal amount of Notes desired to acquire pursuant to the Over-Subscription Privilege, in each case to the Subscription Agent, as indicated in the Prospectus. The Subscription Agent must receive the Rights Certificate with payment of the Subscription Price, including final clearance of any checks, prior to the Expiration Time. A Recordholder cannot revoke the exercise of its Rights. Rights not exercised prior to the Expiration Time will expire.

Additional copies of the enclosed materials may be obtained from the Subscription Agent, [●]. The Subscription Agent’s telephone number is [●]. Any questions or requests for assistance concerning the Rights Offering should be directed to the Information Agent, [●]. The Information Agent’s telephone number is [●] and its email address is [●].

Very truly yours,
ION Geophysical Corporation

Mike Morrison
Executive Vice President and Chief Financial Officer

NOTICE TO HOLDERS IN ARIZONA:

The aggregate principal amount of Notes that may be subscribed for pursuant to Rights held by Arizona residents other than certain institutional investors pursuant to this Rights Offering is limited to $500,000. Therefore, if the Subscription Agent receives exercise documentation that otherwise would require Forbes to issue to Arizona residents who are not eligible institutional investors more than $500,000 in aggregate principal amount, Forbes will issue to all such exercising stockholders their pro rata portion of such aggregate principal amount of Notes and return the excess payment amount, if any, to such stockholders, without interest, as soon as practicable after the expiration date of this Rights Offering.

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